United States securities and exchange commission logo





                           January 4, 2024

       Simone Wu
       Senior VP, General Counsel, Corporate Secretary & External Affairs Choice Hotels International, Inc.
       915 Meeting St.
       Bethesda, Maryland 20852

                                                        Re: Choice Hotels
International, Inc.
                                                            Wyndham Hotels &
Resorts, Inc.
                                                            Schedule TO-T filed
by Choice Hotels International, Inc. on Dec. 12, 2023
                                                            File No. 5-90832
                                                            Form S-4 filed by
Choice Hotels International, Inc. on Dec. 12, 2023
                                                            File No. 333-275998

       Dear Simone Wu:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       Please note that all page and heading references in this letter refer to disclosure in the prospectus included in the Form S-4 filed on December 12, 2023. All defined terms used here have the same meaning as in that prospectus, and revisions responding to these comments should be made there, unless otherwise noted.

       Schedule TO-T filed December 12, 2023 and Form S-4 filed December 12,
2023

       Prospectus Cover Page , page i

   1. Given that this is an early commencement exchange offer, please remove the words
                                                        "Subject to Completion"
on the cover page of the prospectus. See Question 2 in Section
                                                        I.E of the Third
Supplement (July 2001) to the Division of Corporation Finance's Manual
                                                        of Publicly Available
Telephone Interpretations.
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 2 4, 2024 Page 2
FirstName LastName
Questions and Answers About the Offer, page 1

2. We note that on page 5, you refer to certain "obstacles to consummating the Exchange
         Offer and the Second-Step Mergers that the Wyndham Board could unilaterally eliminate, including . . . the requirement for a stockholder vote on the Second-Step Mergers, which may be eliminated if the Wyndham Board approves a merger agreement, and the transaction is consummated, in accordance with Section 251(h) of the DGCL." It appears, however, that consummating the Second-Step Mergers under Section 251(h) of the DGCL would require bilateral action by both the Wyndham Board and Purchaser, based on your disclosure on page 81 that Section 251(h) of the DGCL requires a merger agreement between Wyndham and Purchaser and the acquisition by Purchaser of a certain minimum number of shares. As such, please revise to clarify how the Wyndham Board can unilaterally facilitate a short-form merger under Section 251(h) of the DGCL.
Summary - Reasons for the Offer, page 18

3. Here and throughout the prospectus, you make assertions regarding the synergies that
         Choice believes will result if the Exchange Offer and Second-Step Mergers are consummated. For example, we note the following non-exclusive examples on page 20 of the prospectus:

                   Choice believes there are approximately $150 million of annual cost-driven synergies, the majority of which could be achieved within 24 months following the
              Second-Step Mergers;

                   Choice expects that at the time the Proposed Transaction closes, it will have a net debt to Adjusted EBITDA leverage ratio of approximately 5.25x, with a year one interest rate coverage ratio of approximately 3.0x, a long-term leverage target of approximately 3-4x and an expectation to return to its target leverage range within 24 months of the consummation of the Offer and Second-Step Merger;
 and

                   Choice also believes that the combined company is expected to grow rapidly at a rate of 7-10% on an annualized basis.

         Please provide support for these and all other projected or forecasted figures where they appear in the offer materials. In addition, briefly describe the limitations on these projections such as factors that may cause them not to be realized, including on the timing by which you believe they will be achieved.
4.       The disclosures on pages 20 and 21 of the prospectus contain non-GAAP financial
         measures. Please advise us how these disclosures comply with Item 10(e) of Regulation S-
         K and Rule 100 of Regulation G. Alternatively, provide the required disclosures or explain in your response letter why compliance with Item 10(e) of Regulation S-K and
         Rule 100 of Regulation G is not required.
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 3 4, 2024 Page 3
FirstName LastName
Reasons for the Offer, page 58

5. We note your characterization of the value of the stock component your offer as $40.50
         per share based on Choice   s closing share price on October 16, 2023.
Please revise this
         disclosure to reflect the market value as of a recent date, consistent with the value set forth on page 10 (as updated per our comment below).
Procedure for Tendering, page 69

6.       We note your disclosure on page 71 that "Choice   s interpretation of
the terms and
         conditions of the Offer . . . will be final and binding to the fullest extent permitted by law." Please revise this statement (and similar statements throughout the prospectus) to to clarify that stockholders may challenge your determinations in a court of competent jurisdiction.
Withdrawal Rights, page 73

7. We note your statement in various places that tendered shares may be withdrawn "if
         Choice has not accepted shares of Wyndham Common Stock for exchange, at any time following 60 Business Days from commencement of the Offer" (emphasis added). Revise throughout the prospectus to state tendered shares may be withdrawn any time following
         60 calendar days from the date the Offer commenced. See Exchange Act Section
         14(d)(5).
Effect of the Offer on the Market for the Shares of Wyndham Common Stock, page
83

8. The Exchange Offer seeks all outstanding shares of Wyndham Common Stock, includes a majority Minimum Tender Condition, and states an intent to follow the Offer with
         Second-Step Mergers that will eliminate any remaining Wyndham Common Stock not tendered in the Offer. While you state that Choice intends to cause Purchaser to merge with and into Wyndham and Wyndham into NewCo immediately after the Exchange
         Offer, the disclosure here about a possible continuing market for Wyndham Common
         Stock after the Offer is confusing, given these plans. Please revise to clarify here and in the next section discussing continued listing on the NYSE on page 84. Conditions to the Offer, page 85

9. We note that the Minimum Tender Condition will be judged "as of the date that we accept shares of Wyndham Common Stock for exchange pursuant to the Offer." However, as noted below, all conditions to the Offer, including the Minimum Tender Condition, must be judged as of the expiration date of the Offer. Please revise.
10.      We note that the Anti-Takeover Devices Condition will be triggered unless "the
         Wyndham Board shall have taken steps to ensure that the Second-Step Mergers can be completed in the short-form manner permitted by Section 251(h) of the DGCL." Please revise this condition to clarify specific steps that the Wyndham Board must take in
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 4 4, 2024 Page 4
FirstName LastName
         relation to Section 251(h) of the DGCL to avoid triggering this condition.
11. Refer to page 86 and the discussion of the Competition Laws Condition. Please revise to summarize the approvals or authorizations required to complete the Exchange Offer, other than those required under the HSR Act. For example, if anti-trust laws in other countries will apply, please describe.
12. Refer to the second bullet point in the discussion of the Competition Laws Condition on page 86 of the prospectus. Provide further detail about any other approvals, permits, authorizations, etc. which are or may be needed from any other governmental authority besides anti-trust approvals referenced in the first bullet point which may be implicated by this condition. Include the same expanded disclosure on page 96 under Regulatory
         Approvals.
13. Clause (ii) of the Wyndham Material Adverse Effect definition on page 87 references anything that "would, or would reasonably be expected to, materially impair the ability of
         Wyndham or any of its subsidiaries to consummate the Offer or the Second-Step
         Mergers." Please confirm the reference to Wyndham, rather than Choice, is correct and revise the condition to more clearly describe what it is intended to cover.
14. The first paragraph under the section "Other Conditions to the Offer," starting on page
         88, states:    None of the following events shall have occurred and be
continuing and be of
         a nature that could reasonably be expected to make it inadvisable for us to complete the
         Offer or Second-Step Mergers." All offer conditions other than conditions related to receipt of regulatory approvals necessary to consummate the Offer must be satisfied or waived as of expiration of the Offer. While an offer condition may relate to or may reference the Second-Step Mergers the disclosure in the prospectus should be clear that the offer condition itself will be judged as of expiration of the Offer. Please revise your disclosure accordingly.
15.      We note that the lead-in language to the    Other Conditions to the
Offer    section states:
         "None of the following events shall have occurred and be continuing and be of a nature that could reasonably be expected to make it inadvisable for us to complete the Offer or
         Second-Step Mergers." Please revise this language to clarify the date as of which such events must "be continuing" in order for such conditions to be triggered. For example, if this language is intended to imply that the condition will only be judged by facts as they exist at the expiration of the Offer, this is not clear as currently drafted and should be clarified in revised disclosure.
16. See the disclosure quoted in the two preceding comments. All offer conditions must be objective and outside the control of the bidder to avoid an impermissible illusory offer.
         The language above "that could reasonably be expected to make it inadvisable for us to complete the Offer or Second-Step Mergers" appears to provide the offeror with discretion to make a secondary decision whether to proceed with or terminate the Offer after the occurrence or non-occurrence of one of the listed offer conditions. In our view, once an
         offer condition is    triggered,    the bidder must determine and
advise stockholders how it
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 5 4, 2024 Page 5
FirstName LastName
         intends to proceed by terminating the Offer or waiving the applicable condition. If there is a secondary determination (whether it is advisable to proceed), this must be described in reasonable detail, including what factors the decision would be based upon. Please revise your disclosure accordingly.
17. You have included a condition that will be triggered by "any general suspension of, or limitation on times or prices for, trading in securities on any national securities exchange or in the over-the-counter market." Please revise to explain what would be considered a limitation on prices for securities on any national securities exchange or in the over-the-
         counter market, or delete this language.
18. You have included a condition that will be triggered by "the outbreak or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States" (emphasis added). The broad wording of this offer condition gives rise to illusory offer concerns under Regulation 14E, in particular given ongoing international hostilities. Please revise to narrow or qualify this condition, or advise.
19. We note the following disclosure on page 92: "Each of the conditions . .. . is for the sole benefit of Choice and may be asserted by Choice regardless of the circumstances
         (including any action or inaction by us) giving rise to any such conditions." Offer conditions must be objective and outside the control of the offeror in order to avoid illusory offer concerns under Regulation 14E. Please revise the language throughout your
         document relating to the circumstances that may    trigger    an offer
condition to avoid the
         implication that they may be within your control. See Question 101.02 of the Division of
         Corporation Finance's    Tender Offer Rules and Schedules
Compliance and Disclosure
         Interpretations.
20. We note your disclosure on page 92 that the conditions "may be waived by Choice in
         whole or in part at any time and from time to time in Choice   s sole
discretion." If an event
         occurs that implicates an offer condition, an offeror must promptly inform security holders whether it will waive the condition and continue with the Offer, or terminate the Offer based on that condition. In this respect, reserving the right to waive a condition "at any time and from time to time" is inconsistent with your obligation to inform security holders promptly if events occur that "trigger" an offer condition. Please revise here and later in the same paragraph, where you state that "failure by Choice at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time."
Regulatory Approvals, page 96

21.      We note the disclosure here that the Offer and Second-Step Mergers
may    be subject to
         review by governmental authorities and other regulatory agencies, including those outside the United States. Revise to state when you and how Choice will make the determination if this is the case, when it will begin the necessary process to seek approvals, how long
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 6 4, 2024 Page 6
FirstName LastName
         that process is anticipated to take and whether it can be done without the cooperation of
         Wyndham.
Additional Note Regarding the Offer, page 130

22. We note your disclosure that if "Choice cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of
         Wyndham Common Stock in such jurisdiction." While offer materials need not be disseminated into jurisdictions where it is impermissible to do so, please remove the implication that tendered shares will not be accepted from all stockholders. Refer to Rule
         14d-10 and Section II.G.1 of Securities Exchange Act Release No. 58597 (September 19,
         2008).
Where You Can Find More Information, page 133

23. If you amend your registration statement prior to including your audited financial statements for the year ended December 31, 2023, please revise to incorporate by reference your Form 8-K/A filed October 27, 2022, which contains the historical combined financial information of Radisson Hospitality, Inc.
General

24. We note that the Additional Consideration will be paid if the Competition Laws Condition has not been satisfied as of the one-year anniversary of the satisfaction of the Minimum
         Tender Condition, which itself is satisfied only when a number of shares have been tendered that, together with shares controlled by Choice, represent a "majority of the total number of outstanding shares of Wyndham Common Stock on a fully diluted basis as of the date that [Choice accepts] shares of Wyndham Common Stock for exchange pursuant to the Offer." Since the triggering event for the Additional Consideration cannot occur while the Offer remains open and, by its terms, the Additional Consideration will not accrue unless Choice completes the Offer prior to satisfaction of the Competition Laws
         Condition, please explain why the Additional Consideration does not implicate Regulation
         14E's prohibition on illusory offers.
25. Please include a discussion of what stockholders will receive in the Second-Step Mergers at the forepart of the offer materials, either in the "Questions and Answers About the
         Offer" section or the "Summary" section. Such discussion should include disclosure regarding stockholders' ability to make the same election in the Second-Step Mergers as in the Offer, similar to what appears on pages 79-80 of the prospectus, as well as a discussion of how prorating and offsetting will work in the context of the Second-Step
         Mergers.
26. Revise to update the recent share prices for Choice and Wyndham that currently appear on pages 10 and 111.
27. Please generally revise the prospectus to clearly disclose whether the Offer will remain
 Simone Wu
FirstName  LastNameSimone     Wu
Choice Hotels International, Inc.
Comapany
January    NameChoice Hotels International, Inc.
        4, 2024
January
Page 7 4, 2024 Page 7
FirstName LastName
         open for acceptances until all Offer conditions, including any conditions relating to necessary governmental approvals needed to consummate the Offer, have been received.
         Please expand to provide an estimation of the time periods for the required regulatory approvals needed, based on feedback on that process so far. Where the cooperation of
         Wyndham is required to obtain such approvals, disclose this fact clearly. In addition, and given the anticipated length of regulatory review and the current length of the Offer period, please generally revise to more prominently disclose throughout the prospectus that tendering holders have withdrawal rights at any time after the 60th calendar day from commencement of this Exchange Offer, if tendered shares have not been accepted for exchange by that date. Your revised disclosure should state the actual date that withdrawal rights will arise, given that the Exchange Offer has already commenced and this date is known.
28. Please revise to clarify as of what date Choice will determine whether the Minimum
         Tender Condition is satisfied for purposes of determining the Ticking Fee Commencement
         Date relevant to calculation of the Additional Consideration. It appears from the definition on page 21 that satisfaction of the Minimum Tender Condition would depend on the number of outstanding Wyndham Common Stock on a fully diluted basis as of the date of acceptance of tendered shares, which would be a date after expiration of the Offer. See our comment above regarding satisfaction or waiver of all Offer conditions as of expiration, rather than acceptance. In addition, it is unclear whether the Minimum Tender
         Condition could be satisfied for purposes of the Ticking Fee Commencement Date while the Offer remains open for acceptances, and if so (i) how target shareholders would know it had been satisfied; (ii) if, subsequent to the Minimum Tender Condition being met, tendered shares are withdrawn, such that it is no longer met, what would occur; and (iii)
         whether the Exchange Offer will remain open for acceptances through the time that the
         Competition Laws Condition is satisfied. Please generally revise the prospectus to address these issues.
29. See our comment above about clarifying how the Additional Consideration will be determined. Your current disclosure states that it will be paid in cash or shares of Choice
         Common Stock "at Choice   s election." The amount of any Additional
Consideration
         appears to be set based on events occurring after the expiration of the Exchange Offer, and is not known at this time. Clarify in revised disclosure when this election as to the form of any Additional Consideration will be made and how Choice will notify Wyndham shareholders. In addition, please provide your analysis in a response letter as to how this offer structure complies with both Rule 14e-1(b) and the requirement in Item
         10014(a)(1)(ii) of Regulation M-A and Item 4 of Schedule TO to state
the    type and
         amount of consideration    offered.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
 Simone Wu
Choice Hotels International, Inc.
January 4, 2024
Page 8

202-551-4568.



FirstName LastNameSimone Wu                      Sincerely,
Comapany NameChoice Hotels International, Inc.
                                                 Division of Corporation
Finance
January 4, 2024 Page 8                           Office of Mergers &
Acquisitions
FirstName LastName